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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                                AMENDMENT NO. 5

                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                           D. JEFFREY BADDELEY, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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     This Amendment No. 5 (this "Amendment") is to the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), that relates to the offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 15, 1997, as amended (the "Schedule 14D-1"), to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal each dated July 15, 1997 (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. The information set forth under each item below is in addition to, and not in lieu of, information previously set forth thereunder. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.


     The Offeror has terminated the Offer in accordance with the Offer. On September 11, 1997, DDC, the Offeror and the Company entered into an agreement pursuant to which the parties agreed that the Merger Agreement would be terminated effective immediately prior to the consummation, on or before 6:00 p.m. Eastern Time on September 12, 1997, of a tender offer by Greenmarine Acquisition Corp. ("Greenmarine") of not less than 90% of the then outstanding Shares (including any such Shares then owned by Greenmarine) at a price not less than $18.00 per Share. On September 12, 1997, Greenmarine announced that such tender offer has been consummated. Consequently, the Merger Agreement and Offer have terminated effective September 12, 1997.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9/A is true, complete and correct.


Dated: September 15, 1997                 OUTBOARD MARINE CORPORATION


                                          By: /s/ HARRY W. BOWMAN

                                            ------------------------------------
                                            Name:  Harry W. Bowman
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer

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                                 EXHIBIT INDEX

     **Exhibit 99.1: Agreement and Plan of Merger dated as of July 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and Outboard Marine Corporation.

     **Exhibit 99.2: Severance Agreement dated as of March 31, 1997, between
                     Harry W. Bowman and the Company.

     **Exhibit 99.3: Form of Severance Agreement between Outboard Marine
                     Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman, providing for a lump-sum payment of 200% of the sum of Base Pay and Incentive Pay; and between Outboard Marine Corporation and each of Peter W. Brown, Miles E. Dean, Hans Lamens, Robert
                     S. Romano, Peter L. Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B. McFarlane, Russell
                     J. VanRens, Paul R. Rabe, Robert F. Young, George L. Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.

     **Exhibit 99.4: The form of Amended and Restated Severance Agreement between Outboard Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J. Moerchen and J.P. Murphy.

     **Exhibit 99.5: Fairness Opinion of Salomon Brothers Inc dated July 8, 1997
                     (filed as Annex A to this Schedule 14D-9).*

     **Exhibit 99.6: Form of letter dated July 15, 1997 to be sent to the shareholders of Outboard Marine Corporation.*


     **Exhibit 99.7: Agreement and Waiver dated as of September 8, 1997, among
                     Detroit Diesel Corporation, Outboard Marine Acquisition Corp. and Outboard Marine Corporation.



     **Exhibit 99.8: Press Release issued by Outboard Marine Corporation on
                     September 9, 1997.

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 *Copy sent to shareholders of the Company.

**Previously filed.

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